

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2017

Via E-mail
Francis J. Conforti
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112

Re: Urban Outfitters, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2017
Filed April 3, 2017
File No. 000-22754

Dear Mr. Conforti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2017

Notes to Consolidated Financial Statements
16. Segment Reporting, page F-35

1.   Please tell us why you have not provided the disclosures required by ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or me at (202) 551-3651 if you have questions regarding these comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining